Exhibit 99.6

The following is the material presented to the Special Committee at its second meeting discussing and quantifying the potential “going dark” transaction.

Special Committee of the Board of Directors Meeting

Champion Industries Headquarters, Huntington, WV – 10:30 A.M.

January 4, 2016

AGENDA

I.           Call to Order...............................................................................................................................................................................................L. Akers

II.           Discussion of Draft Valuation.................................................................................................................................................................J. Evans/ R. Hunter

III.           Updated Liquidity Discussion................................................................................................................................................................J. Evans

IV.           Updated Cost of “Going Dark” Transaction Discussion.....................................................................................................................J. Evans

V.           Updated Ratio Analysis Discussion.......................................................................................................................................................J. Evans

VI.           Discussion of SEC Perspectives and Prior Comments on

Similar Transactions..............................................................................................................................................................................J. Evans/ R. Hunter

VII.           Updated Timeline for Completion Discussion.................................................................................................................................J. Evans / R. Hunter

Agenda Item #2

Discussion of Draft Valuation

Attached as Exhibit A (Exhibit 99.5 to this Schedule 13E-3 filing) is a draft of the valuation of the Company’s stock; the Committee should review the highlights of each section to determine reasonableness and completeness of the valuation.

Agenda Item #3

Updated Liquidity Discussion

Below is an updated summary of the Company’s stock trading over the prior 52 weeks:

For reference, below is the trading information reported to the Special Committee at the initial meeting in October.

The information above would suggest that liquidity of the Company’s stock is decreasing while still public; which would suggest that the proposed “Going Dark” transaction would not be necessarily to blame if liquidity decreased post “Going Dark”.

Agenda Item #4

Updated Cost of “Going Dark” Transaction Discussion

The updated estimated cost of Going Dark for the Company is as follows:

An all in cost of $150,000 or less is a conservative estimate. This assumes no post transaction litigation/compliance costs.

Agenda Item # 5

Ratio Analysis

Management has reviewed its shareholder list and has determined the optimal ratio for the reverse split is either 1:100 or 1:200. With the 1:100 ratio, there would be 80 shareholders of record cashed out and the total holders of record would be 275 post reverse split which would give the Company a 25 shareholder buffer. With the 1:200 ratio, There would be 131 shareholders of record cashed out and the total holders of record would be 224 post reverse split giving the Company a 76 shareholder of record buffer.

Now that we have firmer estimate on the valuation, it would appear that the 1:200 ratio would be optimal. This is due to the increased buffer below 300 shareholders of record at a marginally higher cost ($12,000 more at $0.25 per share) ($25,000 more at $0.50 per share).

Agenda Item #6

Discussion of SEC Perspectives and Prior Comments on Similar Transactions

In anticipation of an SEC review of the potential transaction, counsel has advised we discussed the various comments the SEC has issued to Registrants in the past that have undertaken similar transactions.

Agenda Item #7

Timeline for Completion

Week of January 4, 2016………………………………...return comments on draft valuation and receive final valuation

Week of January 11, 2016………………………………...have third special committee meeting and devise final recommendation to the Board of Directors

Week of January 18, 2016……………………………………..the Board of Directors receive the recommendation of the Special Committee and vote to proceed or not; approve a resolution  to (1) must authorize reverse split, ratio, and purchase price for fractional shares (2) Approve

Amendments of Articles (3) set target dates for meeting, record date, effective date, etc. and (4) authorize preliminary Proxy materials and Schedule 13E-3. Rule 13-E-3 Disclosures.

Week of January 25, 2016………………………………….File Proxy Materials and 13E-3 Schedule and Disclosures with SEC

January 25, 2016 to February 25, 2016…………………………….SEC Review Period / Send Proxy Materials to Shareholders

March 21, 2016…................................................…………………. Annual Shareholder Meeting and Board of Directors Meeting directly following to approve any further action necessary

Week of March 21, 2016…………………………………………...File Form 8-K, obtain new cusip, file FINRA notice, trading symbol follow-up, Make final arrangements with transfer agent, transmittal letter/funding, address dissenter appraisal rights, File Articles of Amendment to Articles of Incorporation, authorizing reverse split

April 1, 2016………………………………………………………..Effective date of Reverse Stock Split.

The following are the minutes of the second Special Committee Meeting discussing the potential “going dark” transaction.

CHAMPION INDUSTRIES, INC.
Special Committee of the Board of Directors Meeting
Champion Industries, Inc. Headquarters, Huntington, WV – 10:45AM
January 4, 2016

Special Committee Members: Lou Akers, Glenn Wilcox

Special Committee Subject Matter: Continued Exploration of Potential “Going Dark” Transaction, and Review and Discussion of Draft Executive Summary and Supporting Exhibits and Worksheets (“Draft Valuation/Summary”) Prepared by Chaffe & Associates, Inc. (“Chaffe”) and Constituting Chaffe’s Draft Valuation Report.

In Attendance in Person:  Lou Akers (Chairman of the Committee)

In Attendance by Phone: Glenn Wilcox

Non-Directors Present by Invitation:  Justin T. Evans, Chief Financial Officer (in Attendance), Roger Hunter, Legal Counsel – Bowles Rice LLP (by Phone)

I.	Call to Order and Review of Agenda

Mr. Akers called the meeting to order and confirmed that everyone had received and had the chance to review the Agenda and materials prepared by Mr. Evans at the request of the Committee.  Mr. Evans had provided these materials to Committee members and Mr. Hunter for their review prior to the meeting.

A copy of these materials is attached to and made a part of these minutes.  The materials consisted of:

•	the Agenda (page 1),
•	four pages of additional information for discussion of Agenda items II through VII (pages 2 - 5), and,
•
an Exhibit A which contained a cover page (page 6) and the 19-page Draft Valuation/ Summary. (Mr. Evans also had forwarded a copy of this draft to the Committee and Mr. Hunter on December 31, 2015, the same date Chaffe released it to him for distribution to the Committee and legal counsel.)

The Committee by unanimous consent proceeded to address each of the remaining Agenda items.

II.	Discussion of Draft Valuation/Summary

Mr. Akers and Mr. Wilcox observed at the outset of the discussion that their initial impression after reviewing the Draft Valuation/Summary was that it appeared to be thorough and well done and had covered and condensed a lot of information that supported Chaffe’s conclusions of fair market value as of December 26, 2015.  At the request of the Committee, Mr. Evans began discussing the Draft Valuation/Summary section by section (19 pages including the supporting worksheets/exhibits).

First, Mr. Evans discussed Chaffe's executive summary and particularly Chaffe’s conclusion that fair market value of the Company's common stock as of December 26, 2015, was in a range from 17 cents per share to 20 cents per share.  He explained that the worksheets and exhibits in the Draft Valuation/Summary were included in the draft because they provide supporting detail as to how Chaffe reached its conclusion by determining enterprise value of the Company through several different valuation approaches.  Mr. Evans explained that he had provided Chaffe with the Company's historical audited financial statements as well as internal projections for the fiscal year 2016.  In turn, Chaffe summarized that financial information and data in worksheets and exhibits and then used it to perform different valuation analyses, after compiling and analyzing publicly available financial data (and calculating relevant ratios and multiples) concerning the public companies that Chaffe determined to be most comparable to the Company in terms of lines of business (that is, printing and/or office supplies and furniture).  Chaffe also analyzed recent transactions involving comparable publicly traded companies, and calculated additional relevant ratios and multiples.  Chaffe then took all the data from comparable companies and transactions and applied the average or median multiples and ratios to the Company’s applicable information, to produce various valuation analyses.  Chaffe also analyzed and estimated liquidation value. Chaffe then weighted the results of different analysis to reach its conclusions.

Mr. Evans expressed his view that overall Chaffe's approach and the supporting worksheets appeared to be well-done, while he noted that there were some areas where Mr. Evans felt some numbers needed to be updated or double- checked and perhaps clarified.

Mr. Akers asked what numbers in the worksheets might change.  Mr. Evans indicated that Chaffe had used trailing 12-month numbers through July 31, 2015 and those probably would be updated for the final.  Unaudited numbers for the fiscal year just ended on October 31, 2015 may be available for use by the final report. However, Mr. Evans did not believe that this update would have a material impact on the valuation conclusions of Chaffe.

Mr. Evans next reviewed the worksheets (exhibits) containing both historical and FYE 2016 projected income statement and balance sheet information for the Company.  He noted the projected 2016 operating income and the fact that that such projected income and deferred tax benefits were taken into account by Chaffe in the worksheet/exhibit summarizing income statement information.  He also noted that interest expense in the last column in that worksheet/exhibit needed to be moved up to a different line (interest expense line), but doing that would not change the operating income amount.

Mr. Akers observed that Chaffe did a very good job and was very comprehensive in its valuation analysis including the supporting details found in the various supporting exhibits/worksheets.

Mr. Evans next reviewed the worksheet/exhibit that summarized the Company's balance sheet information included projections for FYE 2016.  He noted that Chaffe took into account the conversion, to preferred stock, of existing debt owed to a shareholder, which conversion had been approved and authorized previously by the Board of Directors.  Such approval and conversion also had been reported by the Company in previous SEC filings.
Mr. Akers asked if the preferred stock would be entitled to a dividend rate after the debt-to-preferred conversion.  Mr. Evans explained that this had been disclosed in the Company's previous SEC filings, and that the dividend rate was zero unless the Company earned a $1 Million net profit in the year in question.  Mr. Akers observed that this was a good deal for the Company.

Mr. Evans then gave an overview of the public companies that Chaffe had identified as a peer group.  He noted that it was a thorough group and included the most comparable public companies, even though Champion Industries offers both printing and office supplies and furniture, whereas most if not all the peer group companies do not engage in both lines of business. The major publicly traded printing competitors were there (for example, Donnelly) as were the main public office supply/furniture businesses.

Mr. Evans then provided an overview of how Chaffe had compiled the financial data for the peer companies and calculated various median and average financial ratios and multiples commonly used in determining enterprise values of businesses.  Chaffe also looked at transactions involving comparable or peer businesses in the last several years and compiled relevant valuation ratios and multiples reflected in those transactions.  This data included standard deviations and other pertinent statistical or valuation data.  Then, Chaffe took and applied all these multiples and ratios (to the extent applicable) and applied them to the Company's summary financial information in order to produce different valuations. For example, Chaffe looked at multiples of EBITDA and other valuation metrics.  In some cases, standard ratios and multiples were not applicable, such as the Price/Earnings multiple or ratio, because the Company has not had recent earnings to which such a multiple could be applied.  Chaffe then weighted the different applicable valuations based on its judgment and relevant industry (valuation) standards, in order to produce its final conclusions.

Mr. Evans indicated to the Committee one area in which follow-up discussion with Chaffe and possible clarification and updating were needed, was the interest rates Chaffe had used in the Draft Valuation/Summary’s worksheet/exhibit that set forth the calculations of Weighted Average Cost of (Debt) Capital ("WACC").  Mr. Evans explained that because some Company debt was variable and that the prime rate had increased following the Federal Reserve Board Open Market Committee's action to raise interest rates in December.    However, he did not think that this update and change would have a material impact on the valuation conclusions.

Mr. Akers again complemented the work of Chaffe and noted that he felt the valuation conclusions Chaffe reached in the Draft Valuation/Summary looked right.  Mr. Wilcox concurred.

The Committee then asked Mr. Hunter if he had any additional comments or questions after reviewing the Draft Valuation/Summary.    Mr. Wilcox asked Mr. Hunter if he felt Chaffe had covered the things the SEC would expect to be addressed in this sort of process and evaluation of this sort of potential transaction and particularly determining a fair cash-out price to apply to purchase fractional shares following a reverse stock split.

Mr. Hunter said he thought the Draft Valuation/Summary did address the applicable valuation approaches that would be customary and be expected, insofar as relevant data allowed.  For example, because the Company had a net loss for the last several years, applying a peer group median Price/Earnings (“P/E”) multiple to earnings was not a feasible approach here. Similarly,  to the extent the SEC's relevant disclosure guidelines indicate a company's board of directors should consider any firm third party offers for the company or its common shares, in assessing price fairness in this sort of transaction, that was not pertinent here where Mr. Hunter understood there had not been any such third party offers.  The Committee and Mr. Evans indicated there had not been any such third party offers to their knowledge.  To the extent those same guidelines indicated a board also should consider share trading price history, that history was covered in the meeting materials in the liquidity update provided by Mr. Evans in those materials and should be reviewed by the Committee as it proceeded with its agenda.  Mr. Hunter also observed that the Draft Valuation/Summary addresses liquidation value, which was another factor the SEC guidelines indicated should be considered in addressing the issue of valuation and fairness of any cash-out price that might be selected to pay for fractional shares following any potential reverse stock split.

 Mr. Hunter agreed with Mr. Evans that the interest rates in the WACC calculation worksheet needed to be updated, that a higher WACC rate in general and in theory would decrease a valuation somewhat, and that here, however, any such decrease probably would not be material.  Nonetheless, this should be updated and confirmed with Chaffe.

Mr. Hunter summarized that, based on what he had seen in some sample SEC comment letters to a few public companies that had undertaken similar transactions, the Draft Valuation/Summary had touched on all the key valuation metrics and factors (where applicable) and that the Committee had been looking closely at share trading and price history which was another valuation factor that should be considered here. In fact, he noted that price history Information and liquidity would be addresses further in the next part of the agenda for today's Committee meeting.

Finally, Mr. Hunter recommended that Chaffe be asked to elaborate on the weighting it had applied to the different valuation approaches it used.

Mr. Evans indicated that Chaffe had addressed liquidation value but the other valuation metrics constituted the major portion of the Draft Valuation/Summary.  He directed the Committee’s attention to the pertinent worksheet/exhibit analyzing liquidation value.  Mr. Evans noted that a lot of the Company’s machinery and equipment is older and is fully depreciated, and that the Company does not have appraisals of those fixed assets (which in turn would be very expensive and time-consuming to obtain).  He indicated that in the absence of actual appraisals, a lot of factors and assumptions would have to be made to try to speculate as to whether a greater value could be realized than Chaffe estimated and, if so, how much higher value might realistically be achieved.  Mr. Akers noted that the Company's assets were largely tied up as collateral for a significant amount of secured debt.  That too would have to be taken into account and would be a complicating factor in any attempt to do a hypothetical orderly liquidation.  After discussion, the Committee felt that it was not in a position to come to a materially different conclusion on liquidation value without undue speculation.

The Committee asked Mr. Hunter to inquire of his colleagues at Bowles Rice who would have knowledge of liquidations (both orderly liquidations outside of bankruptcy and within the context of a bankruptcy) to see what their experience has been.  That is, the Committee would like to know how close to book value companies in their experience were able to come in liquidations, particularly in industries that are experiencing slow or no growth.  Mr. Hunter indicated he would ask a senior bankruptcy/creditor rights partner in the law firm and report to Mr. Evans what that experience had been.

III.	Updated Liquidity Discussion

The Committee next discussed the updated liquidity, stock price and trading information Mr. Evans had included with the meeting materials. At the request of the Committee, Mr. Evans summarized the updated information.  He concluded that liquidity had been decreasing and was relatively low at the present time, i.e., before and apart from any potential going dark transaction.  The Committee discussed all this information including price history.

Mr. Hunter noted that the Committee, in reviewing this information including price history data, was addressing one of the price fairness factors that the SEC guidelines indicated a board of directors should consider in this context.

The Committee discussed price history further and noted the average price in the updated information had been 25 cents per share.  The Committee noted that 25 cents per share presently would represent a premium to the most recent trading price per share.

The Committee then asked Mr. Hunter if any public companies doing similar transactions had set a cash-out price for fractional shares after such split that reflected a premium per share (that is, a premium to the trading price per share on a pre-split basis or to the valuation price determined by a third party valuation study).

Mr. Hunter advised that he had seen several SEC filings of public companies involving going dark after a reverse stock split, that had included such a premium in setting the price per pre-split share at which any fractional shares would be cashed out after their respective reverse stock splits.

IV.	Discussion of Updated Cost of “Going Dark”

The Committee next discussed the updated costs of a potential "going dark" transaction, reviewing the updated cost information Mr. Evans had provided in the meeting materials.  Mr. Akers indicated that the Committee had hoped to stay under $150,000 estimated cost, if a potential transaction were ultimately approved, and that so far this seemed achievable based on the Draft Valuation/Summary and updated cost information.

As the cost discussion continued, the discussion moved to the issue of what reverse split ratio to use if a potential transaction is ultimately approved and undertaken.  Mr. Akers asked Mr. Evans to provide an overview of the updated information on possible reverse split ratios.

V.	Discussion of Updated Ratio Analysis

The Committee next discussed the subject of what split ratio would make the most sense if the Company were to undertake a going dark transaction following a reverse stock split.  The Committee, after some initial discussion, asked Mr. Evans his thoughts on this subject.

Mr. Evans indicated that he felt that, overall, a 200:1 ratio made the most sense in light of the updated information and the Draft Valuation/Summary.  The approximate extra or marginal transaction cost if a 200:1 ratio were used instead of 100:1, was not anticipated to be very large in relative terms.  This would be the case even if a cash-out price were to be set at a premium to the valuation range per share that Chaffee had determined to be the fair value per share of the Company’s common stock as of December 26, 2015.  Mr. Akers indicated that this seemed to be the case even if a premium cash-out price of 25 cents per pre-split share were used.  Mr. Evans confirmed that he thought that was correct.  Mr. Evans also noted that using the 200:1 ratio would provide a significant extra cushion for the Company to stay below 300  record shareholders as compared to using the 100:1 ratio.

The Committee discussed the updated information and agreed that the 200:1 reverse split ratio seemed to be the best ratio, in light of the Draft Valuation/Summary and other updated information pertinent to the ratio issue.  During the discussion, Mr. Evans also noted that using the average trading price per share of 25 cents/share, the 200:1 reverse split would imply mathematically a post-split trading price of $50/share.

The Committee discussed this aspect of a 200:1 reverse stock split.  Mr. Akers noted that General Motors had done a reverse stock split and that the resulting higher price for a single share had not been a bad thing for G.M. shareholders and appeared to have been a net good thing for them and the company alike. He also observed that he understood that Company common shares would become margin-eligible if they traded at $50/share whereas now they are not. The Committee concluded that this would be an additional benefit of the potential transaction.

The Committee again considered the issue of cash-out price for a potential transaction and whether that price should reflect a premium to the current trading price and to the Chaffe valuation range.   Mr. Hunter noted that a premium had been proposed in a number of SEC filings in which public companies were proposing to go dark after a reverse stock split, and that ultimately the price fairness issue, including consideration of trading price history, was one that the Committee and ultimately the Board would have to address and determine. The Committee asked Mr. Evans if he felt a premium would be permissible here. Mr. Evans said he felt it would be.

The Committee discussion also addressed the potential for "kickout" by brokerage firms who currently hold their clients' Company shares in street name ("kickout" is a term used to refer to when a firm no longer holds a company's stock in street name and requires its clients to henceforth hold such stock in certificated form).  The Committee consensus was that, if the potential transaction is ultimately approved and undertaken, it seemed unlikely as a practical matter that there would be much if any "kickout" but management should monitor the risk closely.

The Committee also asked Mr. Evans his thoughts on the "kickout" issue.  Mr. Evans noted that most trading in Company common stock had been in street name shares.  He felt that this suggested “kickouts” most likely would not be a material problem, but that, if the transaction were to be approved and pursued, management would monitor the situation closely for any significant "kickout".

VI.	Discussion of SEC Perspectives and Prior Comments on SEC Filings in Similar Transactions

The Committee asked Mr. Hunter if there were additional points he wanted to share concerning the SEC's perspective and sample comments from other going dark transactions that involved reverse stock splits.  Mr. Hunter indicated that he had highlighted the key points earlier during the Committee’s discussion of the Draft Valuation/Summary.

Mr. Hunter also noted that the Draft Valuation/Summary addressed most of the applicable key valuation approaches and valuation aspects of fairness that should be analyzed by the Committee.  The additional factors, he noted, had been discussed by the Committee today including the consideration given to price trading history were important and appropriate.   As noted earlier, some valuation factors or approaches were not applicable, such as the P/E multiple approach (because the Company had not had positive earnings in recent years).

VII.	Discussions of Updated Timeline for Completion of a Potential Going Dark Transaction

Mr. Akers then asked Mr. Evans and Mr. Hunter to address the updated timeline and begin the discussion of timing issues if the Committee ultimately recommends to the Board that it approve the potential transaction.  Mr. Evans indicated that this week he would discuss with Chaffe representatives some of the questions and comments noted on   the Draft Valuation/Summary during the Committee meeting today.  Then the Committee would resume deliberations (ideally next Monday the 11th of January).  If the Committee then was ready to do so, it could make a recommendation on the 11th as to whether and how to proceed with the going dark transaction involving a reverse stock split. That timeline would allow the full Board to receive the Committee's report and recommendation at the Board's next regular monthly meeting on January 18, 2016.

If the Board then voted to proceed with the potential transaction, several SEC filings would need to be prepared and made as noted in the meeting materials including Schedule 14C proxy materials and Schedule 13E-3 disclosures.  Mr. Hunter elaborated that probably a press release and Form 8-K would need to be done together, and that affiliates would need to update and amend 13D disclosures.  Mr. Evans noted that those should be included.

Mr. Evans indicated that the goal would be to file these materials within the applicable time periods set by the SEC and as soon as possible.  A related goal would be to try to present the reverse split-related amendments to the Articles of Incorporation at the annual meeting of shareholders.  This would be the most efficient way to proceed.

Mr. Hunter noted that SEC comments and review could affect the ultimate time line, and the Committee noted that the time line might have to be changed if the transaction is pursued depending on SEC review and comment.

The Committee discussed the various timing considerations.

The Committee's consensus was that this general time line as refined in the timing discussion was appropriate and should be pursued.

VIII.                      Next Meeting; Adjournment.

There being no further business to come before the Committee, Mr. Wilcox moved that the meeting be adjourned and that the Committee meet again next Monday January 11, 2016 at 10:30 a.m. Eastern time.  Mr. Akers seconded the motion which was unanimously approved.

The meeting adjourned at approximately 11:50 a.m. Eastern time.